Exhibit 1

FOR IMMEDIATE RELEASE	29 April 2020

First Quarter Trading Update

Good performance to February; March impact of COVID-19 as expected; strong liquidity position supported by substantial actions on cost and cash flow

Note: all numbers relate to continuing operations unless otherwise stated

∎	Q1 revenue -4.9%; LFL[1] revenue -3.8%

∎	Q1 LFL revenue less pass-through costs -3.3%, with impact of COVID-19 felt more strongly in March, at -7.9%, as expected

∎	Top five markets Q1 LFL revenue less pass-through costs: US -1.9% (March -3.7%); UK -4.2% (March -9.8%); Germany -4.3% (March -14.9%); Greater China -21.3% (March -29.9%); India 6.1% (March -1.1%)

∎	China: offices back to around 90% occupancy, rapid recovery in economic activity

∎	Encouraging net new business performance: $1 billion won in first quarter

∎	Strong liquidity and balance sheet: average net debt £2.1 billion, down £2.1 billion year-on-year, with £4.4 billion of cash and undrawn facilities

∎

Substantial actions already taken to manage cash flow and profitability include suspension of the 2019 final dividend and share buyback programme, reductions in costs and capital expenditure, and tight controls on working capital

∎	Further measures on costs now being implemented: voluntary salary sacrifice from over 3,000 senior roles, part-time working and some permanent headcount reductions

∎	Plans in place to flex costs against a range of economic scenarios to ensure cash flow and profit are managed and the business can respond quickly when markets recover

Mark Read, Chief Executive Officer of WPP, said:

“After a good start to the year, with growth outside of China in January and February, our business started to be materially impacted by COVID-19 in March. Our response has focused on four areas: the health of our people, serving our clients, helping to mitigate the impact of the virus on our communities and ensuring WPP is financially strong.

“Close to 95% of our 107,000 people are working from home, providing uninterrupted service to clients, helping them to communicate their own actions, sustain their brands and develop new ways to market their products. We have also won $1 billion of new business in the first quarter, including the global integrated Intel account, creative duties for Discover and the media accounts for Hasbro and Novo Nordisk.

“We have witnessed a decade’s innovation in a few short weeks, with the way people meet, shop, work and learn increasingly reliant on technology. We are seeing clients rapidly shift emphasis and budget into digital media and direct-to-consumer channels and continue marketing technology investments. And, while many clients are significantly impacted by a reduction in consumer demand, other sectors such as packaged goods, technology and food retail brands have been more resilient. As in previous downturns, those who are most prepared and most far-sighted will be at an advantage when we come through the current situation.

1 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

“At a time of great uncertainty, I am very proud of how our people and clients have responded. Despite the economic challenges that will, no doubt, be with us for some time, the way we have come together gives us real confidence in our future.”

COVID-19 business update

People

The health of our people remains our first priority. In the middle of March we asked our people to work remotely and we now have almost 95% of our 107,000 employees working from home, with the exception of our teams in China who have largely returned to the office. Leadership across WPP and our agencies is communicating frequently with our teams, mainly by videoconference. We are supporting the physical and mental wellbeing of our people through regular sessions to help them manage the challenges of remote working.

Clients

Our clients have been able to depend on us for uninterrupted service from the outset. We believe that our broad geographic reach, our industry sector mix and the breadth of our offer provide defensive qualities in an economic downturn. While sectors such as Automotive, Travel & Leisure and Luxury & Premium, which together account for 24% of our top 200 clients’ spend, have seen the most significant cuts, spend is holding up relatively well in sectors such as Consumer Packaged Goods, Technology and Healthcare & Pharma, which together represent 54%. We are seeing continued and, in some cases, greater demand for our public relations, ecommerce, marketing technology and production capabilities. Clients continue with new business reviews and we have registered a number of important wins including Discover, Hasbro, Intel, and Novo Nordisk, as well as retentions including BBVA. The pipeline remains encouraging and while we estimate some 20% of pitches have been put on hold, those that had started are continuing (though clients are understandably reluctant to begin new reviews). So far this year we have not lost a significant account from any client.

Communities

We are working with clients, governments, national health organisations and NGOs to help limit the impact of COVID-19 on society. A team of WPP agencies, for example, is supporting the World Health Organization on a pro bono basis by delivering global and regional public awareness campaigns to encourage people to stay at home and adopt safe behaviours. The partnership involves WPP agencies including Grey, GroupM, Hill+Knowlton, Hogarth, Inca, Motion Content Group, Ogilvy, Wavemaker and WPP Scangroup, as well as Kantar. Global media partners (sourced by Wavemaker and GroupM) are making significant donations in media to support this effort.

Financial resilience

On 31 March we outlined a number of measures designed to strengthen the Company’s financial position, including steps to reduce costs and conserve cash, ensuring adequate liquidity and a significant cushion to our covenants, and we provide an update on page 4 of this release.

The current situation is unprecedented and the immediate future highly uncertain. There are some positive signs. In the past week, we have started to prepare for the reopening of our offices as and when governments begin to lift lockdowns – at substantially lower capacity and with enhanced safety measures in line with official guidance. Clients are also looking ahead. Visibility of a return to normal remains low, but a number of clients are seeking our advice and support on how they should market their brands in the recovery phase.

First Quarter Group performance

Revenue from continuing operations in the first quarter of 2020 was £2.8 billion, -4.9% compared with the same period last year on a reported basis and -4.6% on a constant currency basis. LFL revenue was -3.8% compared with last year. Revenue less pass-through costs was £2.4 billion, -4.3% on a reported basis, -4.0% in constant currency and -3.3% LFL.

In March, LFL revenue less pass-through costs was -7.9% as the impact of COVID-19 began to be felt more widely across our business.

Regional review

Revenue analysis – First Quarter

£ million	2020	Δ	reported	Δ constant[2]	Δ LFL[3]	Δ	LFL March	2019
N. America	1,102		-1.6%	-3.5%	-2.3%		-9.9%	1,120
United Kingdom	411		-4.7%	-4.7%	-2.1%		-4.6%	431
W. Cont Europe	561		-5.3%	-4.2%	-4.4%		-10.6%	593
AP, LA, AME, CEE[4]	773		-9.0%	-6.5%	-6.2%		-12.6%	849
Continuing operations[5]	2,847		-4.9%	-4.6%	-3.8%		-10.1%	2,993
Kantar	77		-87.1%	-87.1%	2.9%			595
Total Group	2,924		-18.5%	-18.3%	-3.6%			3,588
Revenue less pass-through costs analysis – First Quarter
£ million	2020	Δ	reported	Δ constant	Δ LFL	Δ	LFL March	2019
N. America	938		-0.8%	-2.7%	-1.9%		-3.6%	945
United Kingdom	313		-5.5%	-5.5%	-4.2%		-9.8%	332
W. Cont Europe	467		-4.7%	-3.6%	-3.7%		-9.6%	490
AP, LA, AME, CEE	648		-8.0%	-5.4%	-4.6%		-11.5%	704
Continuing operations	2,366		-4.3%	-4.0%	-3.3%		-7.9%	2,471
Kantar	48		-89.4%	-89.4%	-3.9%			455
Total Group	2,414		-17.5%	-17.2%	-3.3%			2,926

North America, with LFL revenue less pass-through costs -1.9%, was the best performing region in the first quarter, showing a further improvement in trend over the second half of 2019. This reflects the lapping of some significant assignment losses from 2018, and an improved new business performance in 2019. VMLY&R, Grey and GroupM all grew in the region during the period. March showed a slight deterioration in trend, as expected.

In the United Kingdom, LFL revenue less pass-through costs was -4.2%, with March -9.8% as the impact of the lockdown began to have an effect on client spend.

Western Continental Europe saw LFL revenue less pass-through costs of -3.7%. Performance varied significantly from market to market, with countries such as Spain and Denmark continuing to trade relatively well despite widespread lockdowns, and other markets such as Italy showing a marked deterioration in performance during March.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe LFL revenue less pass-through costs was -4.6%. Asia Pacific was the weakest sub-region, reflecting the COVID-19 impact on Greater China, but Africa & the Middle East grew strongly and Central & Eastern Europe was also up year-on-year.

[2]	Percentage change at constant currency exchange rates
[3]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[4]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
[5]	Continuing operations excludes certain Kantar assets which remain wholly owned by WPP pending completion

Business sector review

Revenue analysis – First Quarter

£ million	2020	Δ	reported	Δ	constant	Δ	LFL	Δ	LFL March	2019
Global Integrated Agencies	2,154		-4.1%		-3.8%		-2.5%		-9.3%	2,246
Public Relations	223		-2.2%		-2.5%		-2.9%		-7.0%	228
Specialist Agencies	470		-9.5%		-9.0%		-9.4%		-14.9%	519
Continuing operations	2,847		-4.9%		-4.6%		-3.8%		-10.1%	2,993
Kantar	77		-87.1%		-87.1%		2.9%			595
Total Group	2,924		-18.5%		-18.3%		-3.6%			3,588

Revenue less pass-through costs analysis – First Quarter

£ million	2020	Δ	reported	Δ	constant	Δ	LFL	Δ	LFL March	2019
Global Integrated Agencies	1,745		-3.5%		-3.2%		-2.6%		-6.6%	1,807
Public Relations	212		-1.0%		-1.3%		-1.4%		-4.4%	214
Specialist Agencies	409		-9.0%		-8.6%		-7.4%		-15.2%	450
Continuing operations	2,366		-4.3%		-4.0%		-3.3%		-7.9%	2,471
Kantar	48		-89.4%		-89.4%		-3.9%			455
Total Group	2,414		-17.5%		-17.2%		-3.3%			2,926

In Global Integrated Agencies, LFL revenue less pass-through costs was -2.6%. VMLY&R performed strongly, achieving good growth in the first quarter. All of the other agencies recorded declines, although Wunderman Thompson and Grey had been showing encouraging sequential improvement until March.

Public Relations LFL revenue less pass-through costs was -1.4%, with the decline mitigated by strong demand for some of our Specialist PR services in the current environment.

Specialist Agencies LFL revenue less pass-through costs was -7.4%, with the overall performance continuing to be impacted by a significant client assignment loss in late 2018. Geometry and our Brand Consulting businesses also declined year-on-year, with the latter impacted by the project-based nature of much of their work.

The business sector mix of our client base has defensive qualities. Within our top 200 clients, 54% of revenue less pass-through costs came from the Consumer Packaged Goods, Technology and Healthcare & Pharma sectors, which are yet to see a significant impact and were up 4.9% LFL in the first quarter. 22% of revenue less pass-through costs came from sectors including Telecoms, Media & Entertainment, Retail and Financial Services, which were up 4.0% and have seen a mixed impact. The remaining 24% of revenue less pass-through costs came from clients in the more affected sectors of Automotive, Luxury & Premium and Travel & Leisure, with -4.0% LFL in the first quarter and -9.5% in March.

Update on cost reduction measures

As announced on 31 March 2020, we have already taken a number of actions to reduce cost to protect profitability, where possible, from a decline in revenue less pass-through costs. These include: freezing new hires; reviewing freelance expenditure; stopping discretionary costs, including travel and hotels and the costs of award shows; and postponing planned salary increases for 2020. In addition, members of the WPP executive committee, as well as the Board, have committed to taking a 20% reduction in their salaries or fees for an initial period of three months. We anticipate these actions will generate total in-year savings for 2020 of £700-800 million.

More recently, we have implemented a range of additional measures, including voluntary salary sacrifice and part-time working. Over 3,000 people with salaries above certain levels have already committed to give up 10-20% of their salary for an initial three-month period. While we continue to protect our people as much as possible from redundancy, as well as ensure our ability to serve clients and grow when markets recover, we have had to reduce headcount in certain areas.

Given the significant uncertainty over the immediate outlook, we have modelled a number of economic scenarios and developed detailed cost actions against each of these, using a combination of the cost savings outlined above. Owing to the flexibility of the cost base, we are able to respond quickly and will reduce cost further if the depth and length of the downturn requires it, as well as ensure the business is ready to take advantage of any market recovery.

Balance sheet and liquidity

WPP has a strong balance sheet and good liquidity. Over the last two years, we have raised approximately £3.2 billion from our disposals programme, selling 50 businesses and investments.

As at 31 March 2020 we had cash of £1.7 billion and total liquidity, including undrawn credit facilities, of £4.4 billion. Net debt was £2.8 billion, down from £4.6 billion a year earlier, and average net debt over the three-month period was £2.1 billion. The significant reduction in net debt year-on-year reflects the proceeds of the disposal programme, good underlying cash generation and improved working capital management. The increase in net debt since the year-end reflects normal seasonal working capital movements and share buybacks.

Our covenants, which relate to our $2.5 billion revolving credit facility, are <3.5x net debt/EBITDA and >5x EBITDA/net interest. Our bond portfolio at 31 March 2020 had an average maturity of 7.9 years, with only one bond due in the next two years (May 2020 €250 million Eurobond).

During the period we received a further £137 million in consideration for the Kantar transaction and spent £285 million on share buybacks.

As previously communicated, to preserve liquidity the Board has decided to suspend the share buyback programme and the 2019 final dividend. These two actions together will preserve approximately £1.1 billion of cash. The Board will continue to review the status of both the share buyback and the 2019 dividend.

We have identified capital expenditure savings in excess of £100 million in property and IT against an initial 2020 budget of around £400 million. We continue to monitor our working capital position, working closely with our clients to ensure timely payment for the services we have provided in line with contractual commitments.

Financial guidance

As announced in our update of 31 March 2020, we have withdrawn guidance for the 2020 financial year. We expect the impact of COVID-19 on our business to increase in the short term, but it is not possible to quantify the depth or duration of the impact. We are nonetheless confident that, through our scenario planning, we are well positioned to take further action if the downturn is prolonged and to respond positively when the market picks up.

For further information:

Investors and analysts
Peregrine Riviere	}	+44 7909 907193
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Media
Chris Wade	}	+44 20 7282 4600
Kevin McCormack (US)	}	+1 212 632 2239
Juliana Yeh (APAC)	}	+852 2280 3790

Richard Oldworth,		+44 20 7466 5000
Buchanan Communications		+44 7710 130 634

wpp.com/investors

This announcement is being distributed to all owners of Ordinary shares. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements, including statements relating to the potential impact of the COVID-19 outbreak, within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.